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July 25, 2007

U.S. Securities and Exchange Commission                   Copies sent via Federal Express
100 F Street N.E.
Washington, D.C. 20549
Attn:	Mr. H. Christopher Owings
Mr. John Fieldsend
Mail Stop 3561

RE:	Decorize, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed June 15, 2007
File No. 333-140794

Form 10-KSB for Fiscal Year Ended June 30, 2006
Filed September 28, 2006
File No. 1-31260

Forms 10-QSB for the Fiscal Quarters ended September 30, 2006, December 31, 2006, and March 31, 2007
Filed November 14, 2006, February 14, 2007, and May 16, 2007, respectively
File No. 1-31260

Dear Mr. Owings:

On behalf of Decorize, Inc., a Delaware corporation (the “Company”), we transmit this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated July 13, 2007 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (File No. 333-140794) (the “Registration Statement”) and certain periodic filings by the Company, which was addressed to the Chief Executive Officer of the Company.

This letter sets forth our response, made on behalf of the Company, to each of the Staff’s comments set forth in the Comment Letter. For convenience, the numbered paragraphs below correspond to those in the Comment Letter, with the Staff’s comments presented in bold face. We are also sending a copy of this letter via overnight delivery, together with a marked copy of an Amendment No. 2 to the Registration Statement filed by the Company, which shows all changes made since the June 15 filing of Amendment No. 1 to the Registration Statement.

U.S. Securities and Exchange Commission
July 25, 2007

Amendment No. 1 to Registration Statement on Form SB-2

General

1.
We note your responses to comments 1 to 8 and comment 10 in our letter dated March 19, 2007. Please include these responses in an appropriate location in your document. If you believe this information is in your document already, please tell us where in the document this information is located.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 through 20 of the Registration Statement to include the information contained in the Company’s responses to comments 1 to 8 and comment 10 of the Staff’s letter dated March 19, 2007.

2.
We note your response to comment 2 in our letter dated March 19, 2007. You state that you expect to pay the note to Nest USA, Inc. in full on or about June 21, 2007. Please disclose whether you have done so. If not, please revise your disclosure and discuss the reasons that you did not pay the note in full by that date. Also, you state that SRC Holdings Corporation has another director serving on your board in addition to Steve Crowder. Please name the director and disclose whether you have made any payments to this director.

Further, please disclose in an appropriate location in your document the net proceeds to you from the sale of the convertible notes and the total possible payments to all selling shareholders, and any of their affiliates, in the first year following the sale of convertible notes.

In response to the Staff’s comment, the Company confirms that the note to Nest USA was paid in full on June 21, 2007. The Company has also reflected this information in the revised disclosure on pages 12 and 14 of the Registration Statement.

Steven Fox is the other director of the Company, in addition to Mr. Crowder, that serves at the election of SRC Holdings Corporation (“SRC”), as the sole holder of the Company’s Series A Convertible Preferred Stock. Mr. Fox also serves as general manager of Quest Capital Alliance, L.L.C., which is a selling stockholder listed in the Registration Statement. Aside from normal payments to Mr. Fox as a director of the Company pursuant to the Company’s policy concerning director compensation, Mr. Fox receives no payments from the Company. The Company has not made any payments to Quest Capital Alliance, L.L.C. or Mr. Fox or any of their respective affiliates in connection with the issuance of the convertible notes to SRC or Nest USA. This information has been included in the revised disclosure on page 14 of the Registration Statement.

U.S. Securities and Exchange Commission
July 25, 2007

3.
We note your response to comment 3 in our letter dated March 19, 2007. It appears that footnotes 3 and 4 to your table have been misapplied. Please revise or advise. Also, please explain the reasons that you have not provided any information in your table regarding the $500,000 note you gave SRC Holdings Corporation on April 29, 2004.

In response to the Staff’s comment, the Company has updated the footnotes and the related text in the table provided in response to comment 3, as illustrated in the disclosure we have added to the Registration Statement. The Company did not provide conversion and market price information with respect to the $500,000 note because it was not a convertible note, and the Staff’s comment related to the convertible notes issued by the Company. The Company listed the $500,000 note in the table because the $750,000 convertible note was issued in replacement of the $500,000 note (as amended), and the Company was merely providing additional historical information in response to the Staff’s comment. The Company has removed the reference to the $500,000 note from the table in order to avoid any confusion and make it clear that the convertible note was issued to SRC in January 2005. The historical information regarding the $500,000 note and the prior amendments to SRC’s convertible note is still set forth in footnote 3 to the table in response to your comment, which is disclosed in the Registration Statement on pages 14 and 15.

4.
We note that your response to comment 7 in our letter dated March 19, 2007. Please disclose the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in any prior registration statements.

In response to the Staff’s comment, the Company has modified the table originally provided in the Company’s June 15 response to comment 7, which is now presented on page 13 of the Registration Statement, to disclose the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in any prior registration statements.

5.
We note your response to comment 10 in our letter dated March 19, 2007. At the end of your Selling Stockholders section on pages 11 and 12, you list the private placement transactions by which the selling stockholders acquired their shares. Please add to this disclosure the names of the selling stockholders to whom you made each of the private placements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 through 12 of the Registration Statement to add the names of the selling stockholders to whom the Company made each of the private placements.

U.S. Securities and Exchange Commission
July 25, 2007

6.	We reissue comment 11 in our letter dated March 19, 2007.

In response to the Staff’s comment, the Company confirms its response to comment 11 in the Staff’s March 19 letter and reaffirms that the Company has revised its disclosure in the Registration Statement to include the additional disclosures and revisions in the prior and current amendments to the Registration Statement that were made in response to the Staff’s prior comments on the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2006, and the referenced post-effective amendment.

Selling Stockholders, page 8

7.
We note your response to comment 12 in our letter dated March 19, 2007. Please include that response in an appropriate location in your document. If you believe this information is in your document already, please tell us where in the document this information is located. Also, please disclose whether you negotiated these transactions at arms-length. If not, please disclose whether the terms of the transactions were similar to those you would have received in arms-length transactions. Further, please disclose whether Boyd Aluminum Manufacturing Corporation was already a stockholder of yours at the time of the private purchase you discuss. It appears that you sold only 446,428 of the shares of common stock to the company at that time, but you are registering for resale 744,048 shares on behalf of Boyd Aluminum in this offering.

Finally, please tell us why you have not included Robert M. Allison in your Security Ownership of Certain Beneficial Owners and Management table on page 19, as Mr. Allison appears to own over 5% of your common stock.

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of the Registration Statement to include the information originally provided in the Company’s June 15 response to comment 12 of the Staff’s March 19 letter. Both of these transactions were negotiated at arms-length, as noted in the added disclosure on page II-2 of the Registration Statement.

The added disclosure on page II-2 of the Registration Statement has also been revised to include the statement that Boyd Aluminum was not a stockholder of the Company at the time of the February 2007 private placement. As disclosed in the Company’s prior filings, in the February 2007 transaction Boyd Aluminum purchased warrants to acquire up to 297,620 shares of common stock in addition to 446,428 shares of common stock. Accordingly, the Company is registering for resale 744,048 shares of common stock, which number represents Boyd Aluminum’s purchase of both the shares of common stock and the shares underlying the warrants acquired in the same transaction.

U.S. Securities and Exchange Commission
July 25, 2007

In response to the Staff’s comment, the Company has revised the Security Ownership of Certain Beneficial Owners and Management table on page 26 of the Registration Statement to include Robert M. Allison as a greater than 5% stockholder.

Management’s Discussion and Analysis of Financial Condition and Results of … page 29

8.
We note from your Forms 8-K filed April 18, 2007 and May 23, 2007 you were delisted from the American Stock Exchange in late April 2007 and subsequently listed on the Over the Counter Bulletin Board on May 23, 2007. Please disclose the impact these actions have on liquidity and capital resources, if any, and if any obligations and related covenants were affected as appropriate. See SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the Liquidity and Capital Resources disclosure on page 42 of the Registration Statement to discuss the impact of the transition to the Over the Counter Bulletin Board on the Company’s anticipated sources of future working capital financing. In addition, the Company will include this disclosure in an amendment to its Quarterly Report on Form 10-QSB filed for the fiscal quarter ended March 31, 2007, which will be filed promptly. The Company will evaluate and update this disclosure, as appropriate, in the preparation of the Management’s Discussion and Analysis section of its Form 10-KSB to be filed for the year ending June 30, 2007, and any future periodic filings in which the disclosure would be appropriate.

Index to Financial Statements, page F-1

9.
Please remember to update the audited financial statements as appropriate. You are required to include unaudited interim financial statements as of June 30, 2007 on or after August 14, 2007. See Rule 3-12(a) of Regulation S-X. Also, we remind you to provide an updated consent from the independent registered public accounting firm as well. The consent date is nearly 30 days old.

The Company notes the Staff’s comment and is aware that unaudited interim financial statements as of June 30, 2007 will be required to be included in the Registration Statement on or after August 14, 2007. In addition, please note that the Company has included as Exhibit 23.1 to the Registration Statement an updated consent from the Company’s independent registered public accounting firm, dated as of the date of the current amendment to the Registration Statement, as was done with all prior filings of the Registration Statement.

Consolidated Statements of Operations, page F-7

10.
We note your response to comment 16 in our letter dated March 19, 2007. Please advise us or revise the loss available to common shareholders. We assume that you should reduce net loss by the 8% cumulative dividend and the $100,000 of deemed dividend due to the beneficial conversion feature granted in 2005. Also, please revise the related disclosure on page F-20 and elsewhere in your filing.

U.S. Securities and Exchange Commission
July 25, 2007

In response to the Staff’s comment, the Company has revised the Company’s consolidated statements of operations for the years ended June 30, 2006 and 2005 and Note 1 of the Notes to Consolidated Financial Statements on pages F-16 and F-22, respectively, of the Registration Statement to reflect the Staff’s suggested revisions. An inadvertent clerical error was made in Amendment No. 1 to the Registration Statement causing the requested information to be omitted.

Exhibit 23.1

11.	Please advise us or revise your independent accountant’s consent to include the review report for interim periods. See Section 605.02 of the Codification of Financial Reporting Releases.

In response to the Staff’s comment, the Company respectfully directs the Staff’s attention to Exhibit 23.3 to the Registration Statement. In accordance with Section 605.04 of the Codification of Financial Reporting Releases, the Company’s independent registered public accounting firm has provided in Exhibit 23.3 an acknowledgement that its limited review report of May 9, 2007 is included and referenced in the Registration Statement. As with the Exhibit 23.1 consent, the Company has included an updated version of the Exhibit 23.3 acknowledgement, dated as of the date of the current amendment to the Registration Statement.

Form 10-KSB for Fiscal Year Ended June 30, 2006 and Form 10-QSB for Fiscal Quarter Ended September 30, 2006

12.	We note your response to comment 22 in our letter dated March 19, 2007. However, we reissue that comment because you have not revised the applicable periodic reports.

In response to the Staff’s comment, the Company confirms its previously stated intention to revise its disclosure response to the Staff’s comments prior to requesting that the Registration Statement be made effective. The Company included revised disclosure in response to the noted comments in its Quarterly Report on Form 10-QSB filed for the fiscal quarter ended March 31, 2007.

Form 10-QSB for Fiscal Quarter Ended December 31, 2006

13.	We note your responses to comments 24 and 25 in our letter dated March 19, 2007. However, we reissue these comments because you have not revised the applicable periodic report.

U.S. Securities and Exchange Commission
July 25, 2007

In response to the Staff’s comment, the Company confirms its previously stated intention to revise its disclosure response in the referenced Form 10-QSB to reflect all comments received from the Staff during its review of the Registration Statement, as appropriate, prior to requesting that the Registration Statement be made effective.

Form 10-QSB for Fiscal Quarter Ended March 31, 2007

General

14.
We note that you filed this quarterly report on Form 10-QSB on May 16, 2007. Therefore, it does not appear that you filed this document in a timely manner. You must file a quarterly report on Form 10-QSB within forty-five calendar days after the end of the fiscal quarter. See General Instruction A.1 to Form 10-QSB. However, it appears that you filed your Form 10-QSB on the forty-sixth day after the end of your fiscal quarter. If true, please tell us why you did not file this document timely. Also, please tell us what consideration your principal executive and principal financial officers have given to your apparent failure to file timely this quarterly report on Form 10-QSB in making their effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-B.

In this regard, please note you are not permitted to use any registration statement form under the Securities Act of 1933 that is predicated on timely filed reports because you filed untimely your quarterly report on Form 10-QSB. Also, please be aware that failure to timely file all reports required by Section 15(d) of the Exchange Act during any previous twelve-month period will negate any eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions.

In response to the Staff’s comment, the Company confirms that its Form 10-QSB for the period ending March 31, 2007 was filed late. The submission was accepted by the EDGAR system at 4:32 CST on May 15, 2007, two minutes after the 4:30 CST EDGAR system acceptance deadline. The deficiencies in the accounting close process that resulted in a longer than necessary close are a consideration in the evaluation the Company’s controls. These issues have also been addressed and remedied in our current period as described in the response to comment 15 below. The Company’s audit committee meeting to approve filings will now be scheduled several days in advance of the filing date to allow adequate time for formatting and uploading of the documents. The Company will ensure that all future filings will be filed in a timely manner.

The Company confirms that it is aware of the late filing’s effect on the Company’s ability to utilize Form S-3.

U.S. Securities and Exchange Commission
July 25, 2007

Item 3. Controls and Procedures, page 18

15.
We note your disclosure that management has begun taking steps to address the deficiencies and weaknesses noted by your auditor, BKD, LLP, but you have not resolved all the matters raised by BKD. In this regard, you state that segregation of duties is extremely difficult in a small company with limited financial resources, such as yours, and consequently “some risk” must be accepted. Please describe in detail and with specificity these risks. Also, you state that you have put into place certain “compensating controls” to minimize the risks to which you refer. Please describe in detail and with specificity these compensating controls and how they will minimize the applicable risks to you. Further, please disclose and describe with specificity the “written policies regarding the valuation of reserves and documented controls within the invoicing process” that your management has developed in the last period. Additionally, please discuss and describe with specificity the preparations you have made to implement controls over the accounting close process and describe the controls themselves. Finally, please discuss why and how adding personnel to your foreign business units led to the “significant improvement” in controls within those entities in the first and second quarters of your current fiscal year.

In response to the Staff’s comment, the Company notes that while duties are assigned to the Company’s personnel in a manner to provide the best segregation possible, limited resources are available, and personnel are cross-trained in order to provide adequate coverage at all times. This requires that system access be available to individuals in violation of segregation of duties. The biggest risk to the Company in this context is expense misstatement (for example, cash diversion and expense overstatement). In order to compensate for this risk, the Company has put several detective controls in place. Checks drawn against the Company’s operating account require a physical signature for any amount and two signatures if more than $10,000. Accounting personnel located overseas provide the Company’s domestic accounting department with bank reconciliations that tie to the corresponding cash payments made from the United States. Additionally, the Company’s management reviews the general ledger in transaction detail each month.

Management’s review provides a strong detective control because of the small size of the Company. The Company has few revenue sources, and expenses are predictable. In a small business, management can be much more informed of what details to expect in the financials than they would be in a large organization.

Management has committed to the audit committee of the Company’s board of directors to provide documented policies and procedures with identified controls for all areas affecting the financial statements by the end of the calendar year 2007. The documentation mentioned in our previous disclosure is the beginning of this documentation project. Progress has continued and a number of procedures have been documented in the past two months. Specifically, the policies for valuation allow for development of a consistent allowance that is supported by all available evidence and is compliant with GAAP. These reserves are: Bad Debt Allowance; Sales Returns Allowance; and Inventory Reserve. Each policy was developed after the analysis of 18-24 months of data.

Controls over the invoicing process were altered to compensate for a new process. The Company began utilizing a cross docking service, and this new process required changes to the existing controls. The cross docking service is now provided with a distribution for the product on ocean containers and then returns the list with shipping tracking information to the Company for invoicing. A reconciliation process was developed to ensure all products on the pack list had been invoiced or otherwise accounted for.

U.S. Securities and Exchange Commission
July 25, 2007

The Company’s new close procedures have now been implemented. These changes allow the Company to close the monthly books in a few days. This was done by providing a detailed schedule of when each close item would be completed. A tight schedule is particularly important when close activities are reliant upon others. Without a proper cutoff and timely completion, other activities are either re-done multiple times or delayed. A documented schedule ensures that monthly entries are made consistently and are given the proper review. A quick close process allows for timely reporting to departmental managers, allowing them the opportunity to take more timely action on deviations and makes the accounting department more efficient.

Changes in the Company’s overseas accounting department mainly revolved around the hiring of a plant controller. This position began monthly inventories prior to the month end close each month. This has resulted in accurate and consistent costing information, which was a high risk prior to the creation of this position. The additional personnel also relieved some of the segregation of duties issues; for instance, the cash disbursement and bank reconciliations can now be separated. This position was filled by an accountant with an understanding of GAAP and makes entries based on the accrual method. Clerks overseas previously had trouble understanding this method, which would result in swings between the financial months that did not properly reflect the activities for the period.

The Company will include updated disclosure that is consistent with the foregoing discussion in the amendment to its Quarterly Report on Form 10-QSB filed for the fiscal quarter ended March 31, 2007, which will be filed promptly.

* * * * *

U.S. Securities and Exchange Commission
July 25, 2007

Thank you for your continued cooperation regarding this matter. Please contact me at (214) 922-4156 with any questions regarding the foregoing responses or if you have any other questions.

Sincerely,

Lance M. Hardenburg

cc:  Steve Crowder (w/o encls)